Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated January 8, 2018 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$550,000,000 2.50% SENIOR NOTES DUE 2021

$700,000,000 3.25% SENIOR NOTES DUE 2025

PRICING TERM SHEET

DATE: JANUARY 8, 2018

Issuer:	Air Lease Corporation

Title of Securities:	2.50% Senior Notes due 2021 (the “2021 notes”) 3.25% Senior Notes due 2025 (the “2025 notes” and, together with the 2021 notes, the “notes”)

Principal Amount:	$550,000,000 of 2021 notes $700,000,000 of 2025 notes

Net Proceeds (before expenses):	$1,230,764,500

Maturity Date:	2021 notes: March 1, 2021 2025 notes: March 1, 2025

Coupon:	2021 notes: 2.50% 2025 notes: 3.25%

Issue Price:	2021 notes: 99.381% of face amount 2025 notes: 98.717% of face amount

Benchmark Treasury:	2021 notes: 1.875% due December 15, 2020 2025 notes: 2.250% due December 31, 2024

Benchmark Treasury Spot / Yield:	2021 notes: 99-15+ / 2.057% 2025 notes: 99-00+ / 2.404%

Spread to Benchmark Treasury:	2021 notes: +65 basis points 2025 notes: +105 basis points

Yield to Maturity:	2021 notes: 2.707% 2025 notes: 3.454%

Interest Payment Dates:	2021 notes: March 1 and September 1, commencing September 1, 2018 (long first coupon) 2025 notes: March 1 and September 1, commencing September 1, 2018 (long first coupon)

Optional Redemption:

We may redeem the notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

2021 notes: On any date prior to March 1, 2021, we may redeem the 2021 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2021 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 10 basis points, plus accrued and unpaid interest, if any, to the redemption date.

2025 notes: On any date prior to January 1, 2025, we may redeem the 2025 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2025 notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, to the redemption date. On or after January 1, 2025, we may redeem the 2025 notes, at our option, in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the 2025 notes plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Use of Proceeds:	We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	January 8, 2018

Settlement Date:	T+5; January 16, 2018

CUSIP:	2021 notes: 00912XAZ7 2025 notes: 00912XBA1

ISIN:	2021 notes: US00912XAZ78 2025 notes: US00912XBA19

Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

SG Americas Securities, LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Loop Capital Markets LLC

Mizuho Securities USA LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179 or by calling collect at 1 (212) 834-4533; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by calling 1 (800) 294-1322; (iii) SG Americas Securities, LLC, 245 Park Avenue, New York, New York 10167, Attn: High Grade Bond Syndicate, or by calling 1 (855) 881-2108; or (iv) Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, Minnesota 55402, Attn: WFS Customer Service, or by calling 1 (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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